Exhibit 99.1

OneConnect Announces Second Quarter and First Half 2020 Unaudited Financial Results

Revenue Growth of 48.4% and Gross Profit of 93.4% in the Second Quarter

SHENZHEN, August 5, 2020 /BUSINESS WIRE/ — OneConnect Financial Technology Co., Ltd. (“OneConnect” or the “Company”) (NYSE: OCFT), a leading technology-as-a-service platform for financial institutions in China, today announced its unaudited financial results for the second quarter and first half ended June 30, 2020.

Second Quarter 2020 Financial Highlights

•                  Revenue increased 48.4% year over year to RMB774 million from RMB522 million.

•                  Revenue from third-party customers rose 28.9% year over year to RMB287 million from RMB223 million.

•                  Gross margin expanded to 38.4% from 29.4%; non-IFRS gross margin1 expanded to 47.5% from 47.4%.

•                  Operating loss was RMB361 million, compared with RMB354 million in the prior year period.

•                  Net loss attributable to shareholders was RMB331 million, versus RMB340 million in the prior year period.

•                  Net loss per share, basic and diluted, was RMB0.32, against RMB0.36 in the prior year period.

First Half 2020 Financial Highlights

•                  Revenue increased 39.7% year over year to RMB1,355 million from RMB970 million.

•                  Revenue from third-party customers grew 38.5% year over year to RMB557 million from RMB402 million.

•                  Gross margin expanded to 36.8% from 29.0%; non-IFRS gross margin1 was 46.8%, compared with 48.3% in the prior year period.

•                  Operating loss was RMB806 million, compared with RMB814 million in the prior year period.

•                  Net loss attributable to shareholders was RMB746 million, versus RMB755 million in the prior year period.

•                  Net loss per share, basic and diluted, was RMB0.72, against RMB0.81 in the prior year period.

In RMB’000, except percentages and	Three Months Ended June 30		YoY Change	Six Months Ended June 30		YoY Change
per share amounts	2020	2019		2020	2019
Revenue
Revenue from Ping An Group	392,310	233,315	68.1%	619,818	438,174	41.5%
Revenue from Lufax	95,175	66,028	44.1%	178,574	129,953	37.4%
Revenue from third-party customers[2]	286,834	222,569	28.9%	556,725	402,057	38.5%
Total	774,318	521,912	48.4%	1,355,117	970,184	39.7%
Gross profit	297,275	153,676	93.4%	499,118	281,367	77.4%
Gross margin	38.4%	29.4%		36.8%	29.0%
Non-IFRS gross margin[1]	47.5%	47.4%		46.8%	48.3%
Operating loss	-360,564	-354,108		-806,018	-814,473
Operating margin	-46.6%	-67.8%		-59.5%	-84.0%
Net loss to shareholders	-330,934	-339,649		-745,661	-754,883
Net loss per share, basic and diluted	-0.32	-0.36		-0.72	-0.81

1 For more details on this non-IFRS financial measure, please see the section entitled “Use of Unaudited Non-IFRS Financial Measures” and the table captioned “Reconciliations of IFRS and Non-IFRS Results (Unaudited)” set forth at the end of this press release.

2 Third-party customers refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy.

3 Some numbers do not add up due to rounding.

CEO and CFO Comments

Mr. Ye Wangchun, Chairman of the Board and Chief Executive Officer of OneConnect, commented, “I am proud to announce another strong quarter, with a total revenue growth of 48.4% in the second quarter year on year. As a young company, we have shown our ability to develop rapidly. We have established a broad customer base, built a rich product suite and gained recognition for our transaction-based revenue model. This is no mean feat for a business that is not yet five years old. However, this is not the time to rest on our laurels. This is an industry that is constantly evolving. There is a lot more we need to do to further enhance our solutions and strengthen our all-round support to financial institutions. The potential from digital infrastructure is immense and there is no one better placed than OneConnect to take advantage of it.”

Mr. Jacky Lo, Chief Financial Officer of OneConnect, added, “OneConnect’s performance during the quarter reflected the confidence that our customers have in our platform. Our solutions in operation support once again stood out, posting a surge in revenue of 170.7% year-on-year. Gross margins expanded by 8.9 ppt year over the year to 38.4%. Thanks to the emphasis we have placed on cost discipline and efficiency, as well as the scalability of our business, the operating loss continued to narrow, to 46.6% as percentage of revenue, down from 67.8% in the previous year. We are in a dynamic industry and in a position of strength. Our determination and opportunities in technological transformation will continue to propel the company forward.”

Operational Highlights

•                  Retail loans processed was RMB20.6 billion in the second quarter, as compared to RMB22.2 billion for the same period in the prior year.

•                  SME loans processed was RMB8.4 billion in the second quarter, as compared to RMB10.8 billion for the same period in the prior year.

•                  Number of fast claims checks was 1.4 million in the second quarter, as compared to 1.0 million for the same period in the prior year.

Revenue Breakdown

	Three Months Ended June 30		YoY Change	Six Months Ended June 30		YoY Change
In RMB’000, except percentages	2020	2019		2020	2019
Implementation revenue	215,902	125,897	71.5%	355,284	220,209	61.3%
Transaction-based and support revenue
Business origination services	146,585	181,710	-19.3%	327,162	358,537	-8.8%
Risk management services	72,360	94,130	-23.1%	154,437	180,130	-14.3%
Operation support services	287,699	106,262	170.7%	452,132	172,522	162.1%
Post-implementation support services	15,201	6,470	134.9%	19,924	21,064	-5.4%
Others	36,571	7,443	391.3%	46,178	17,722	160.6%
Total	558,416	396,015	41.0%	999,833	749,975	33.3%
Total	774,318	521,912	48.4%	1,355,117	970,184	39.7%

Revenue for the second quarter of 2020 increased by 48.4% to RMB774 million from RMB522 million in the prior year period. As a breakdown, revenue from operation support services surged by 170.7% year over year to RMB288 million in the second quarter as demand from AI customer service and roadside assistance management continued to pick up. The segment was the biggest driver to transaction-based and support revenue, which grew by 41.0% to RMB558 million.

Retail loan volume processed by the Company’s systems during the quarter amounted RMB20.6 billion compared with RMB22.2 billion in the prior year, while the amount of SME loans processed totaled RMB8.4 billion as compared to RMB10.8 billion in the prior year, because of a drop in pre-lending check and lending activities due to greater caution among banking customers due to Covid-19. The decreases in retain loan volume and SME loan volume contributed to the decreases in revenue from business origination services and risk management services for the second quarter of 2020 compared to the prior year period. Total fast claims checks carried out during the quarter rose to 1.4 million from 1.0 million in the prior year, benefiting from an increase in new customers.

Second Quarter 2020 Financial Results

Revenue

Revenue for the second quarter of 2020 increased by 48.4% to RMB774 million from RMB522 million in the prior year period, primarily driven by more demand for solutions in operation support.

Cost of Revenue

Cost of revenue for the second quarter of 2020 was RMB477 million, compared with RMB368 million in the prior year period, as scale of the business grew.

Gross Profit

Gross profit for the second quarter of 2020 increased by 93.4% to RMB297 million from RMB154 million in the prior year period. Gross margin expanded to 38.4%, compared with 29.4% in the prior year period, due to the end of amortization of intangible assets related to application and platform relating to revenue generation contributed by Ping An Group at inception, as well as lower channel fees and labor costs. Non-IFRS gross margin was 47.5%, compared with 47.4% in the prior year period. The non-IFRS gross margin remained relatively flat on change of product mix, with less revenue contribution from higher-margin risk management solutions, offsetting the boost from improvement in individual lines. For a reconciliation of the Company’s IFRS and non-IFRS gross margin, please refer to “Reconciliation of IFRS and Non-IFRS Results (Unaudited).”

Operating Loss and Expenses

Total operating expenses for the second quarter of 2020 amounted to RMB686 million, compared with RMB496 million in the prior year period. As a percentage of revenue, total operating expenses decreased to 88.5% from 94.9%.

•                  Research and Development expenses for the second quarter of 2020 totaled RMB289 million, compared with RMB174 million in the prior year period, as some project investments and launches were delayed to second quarter from first quarter due to Covid-19. As a percentage of revenue, R&D expenses increased to 37.3% from 33.4% in the prior year period.

•                  Selling and Marketing expenses for the second quarter of 2020 were RMB165 million, slightly less than RMB166 million in the prior year period, as the increase in employee benefits from a bigger headcount got offset by better cost control. As a percentage of revenue, selling and marketing expenses decreased to 21.4% from 31.8% for the prior year period, reflecting the scale benefit.

•                  General and Administrative expenses for the second quarter of 2020 were RMB194 million, compared with RMB153 million in the prior year period, primarily due to an increase in professional service fees. As a percentage of revenue, general and administrative expenses decreased to 25.0% from 29.4% in the prior year, reflecting the scale benefit.

•                  Net impairment losses on financial and contract assets for the second quarter of 2020 were RMB37 million, compared with RMB2 million in the prior year period, primarily due to an increase in provision in response to longer payment period. As a percentage of revenue, net impairment losses increased to 4.8% from 0.4%.

Loss from operations for the second quarter of 2020 was RMB361 million, compared with RMB354 million for the prior year period. Operating loss margin decreased to 46.6% from 67.8% in the prior year period.

Net Loss

Net loss attributable to OneConnect’s shareholders totaled RMB331 million, versus RMB340 million for the prior year period. Net loss attributable to OneConnect’s shareholders per basic and diluted share was RMB0.32, versus RMB0.36 for the prior year period.

For the quarter ended June 30, 2020, the Company’s weighted average number of shares used in calculating per share net loss was 1,041,709,064. Number of outstanding shares as of June 30, 2020 was 1,107,880,664.

First Half 2020 Financial Results

Revenue

Revenue for the first half of 2020 increased by 39.7% to RMB1,355 million from RMB970 million in the prior year period, primarily driven by revenue from operation support.

Cost of Revenue

Cost of revenue for the first half of 2020 was RMB856 million, compared with RMB689 million in the prior year period, as scale of the business grew.

Gross Profit

Gross profit for the first half of 2020 rose by 77.4% to RMB499 million from RMB281 million in the prior year period. Gross margin expanded to 36.8%, compared with 29.0% in the prior year period, principally due to the end of amortization of intangible assets related to application and platform relating to revenue generation contributed by Ping An Group at inception. Non-IFRS gross margin totaled 46.8% in the first half of 2020, compared with 48.3% in the prior year period, mainly attributable to a drop in higher-margin risk management services. For a reconciliation of the Company’s IFRS and non-IFRS gross margin, please refer to “Reconciliation of IFRS and Non-IFRS Results (Unaudited).”

Operating Loss and Expenses

Total operating expenses for the first half of 2020 amounted RMB1,294 million, compared with RMB1,019 million in the prior year period. As a percentage of revenue, total operating expenses decreased to 95.5% from 105.0%.

•                  Research and Development expenses for the first half of 2020 were RMB529 million, compared with RMB443 million in the prior year period, led by an increase in technology service fees. As a percentage of revenue, R&D expenses decreased to 39.0% from 45.7% in the prior year period, reflecting a better scale.

•                  Selling and Marketing expenses for the first half of 2020 totaled RMB321 million, compared with RMB279 million in the prior year period, predominantly due to a rise in employee benefits as a result of a bigger headcount. As a percentage of revenue, selling and marketing expenses fell to 23.7% from 28.8% for the prior year period.

•                  General and Administrative expenses for the first half of 2020 amounted to RMB387 million, compared with RMB293 million in the prior year period, predominantly due to an increase in employee benefits and professional service fees. As a percentage of revenue, general and administrative expenses decreased to 28.5% from 30.2% in the prior year period.

•                  Net impairment losses on financial and contract assets for the first half of 2020 were RMB58 million, compared with RMB3 million in the prior year period, primarily due to an increase in provision in response to longer payment period. As a percentage of revenue, net impairment losses increased to 4.3% from 0.3%.

Loss from operations for the first half of 2020 decreased to RMB806 million from RMB814 million for the prior year period. Operating loss margin fell to 59.5% from 84.0% in the prior year period.

Net Loss

Net loss attributable to OneConnect’s shareholders decreased to RMB746 million from RMB755 million for the prior year period. Net loss attributable to OneConnect’s shareholders per basic and diluted share was RMB0.72, versus RMB0.81 for the prior year period.

For the six months ended June 30, 2020, the Company’s weighted average number of shares used in calculating per share net loss was 1,040,954,778.

Cash Flow

For the six months ended June 30, 2020, net cash used in operating activities was RMB1,121 million. Net cash generated from investing activities was RMB1,242 million, as scale of onshore borrowing using offshore pledges reduced and as a result restricted cash balance decreased. Net cash used in financing activities was RMB672 million, as scale of onshore borrowing using offshore pledge reduced and repayment of short-term loan increased.

Conference Call Information

Date/Time	Tuesday, August 4, 2020 at 9:00 p.m., U.S. Eastern Time Wednesday, August 5, 2020 at 9:00 a.m., Beijing Time

Dial-in Number	U.S.: :	1-877-791-0217
	Hong Kong	852-58030358
	China Domestic:	400-043-3098

Conference ID	1458787

An archived recording and the transcript of the conference call will be available at OneConnect’s investor relations website at ir.ocft.com.

About OneConnect

OneConnect is a leading technology-as-a-service platform for financial institutions in China. The Company’s platform provides cloud-native technology solutions that integrate extensive financial services industry expertise with market-leading technology. The Company’s solutions provide technology applications and technology-enabled business services to financial institutions. Together they enable the Company’s customers’ digital transformations, which help them increase revenue, manage risks, improve efficiency, enhance service quality and reduce costs.

Our technology-as-a-service platform strategically covers multiple verticals in the financial services industry, including banking, insurance and asset management, across the full scope of their businesses — from sales and marketing and risk management to customer services, as well as technology infrastructure such as data management, program development, and cloud services.

For more information, please visit ir.ocft.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; risks of defaults by borrowers under the loans for which the Company provided credit enhancement under its legacy credit management business; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Use of Unaudited Non-IFRS Financial Measures

The unaudited consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS). Non-IFRS measures are used in gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue. OneConnect’s management regularly review non-IFRS gross profit and non-IFRS gross margin to assess the performance of our business. By excluding non-cash items, these financial metrics allow OneConnect’s management to evaluate the cash conversion of one dollar revenue on gross profit. OneConnect uses these non-IFRS financial to evaluate our ongoing operations and for internal planning and forecasting purposes. OneConnect believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period-to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. OneConnect also believes that presentation of the non-IFRS financial measures provides useful information to its investors regarding its results of operations because it allows investors greater transparency to the information used by OneConnect’s management in its financial and operational decision making so that investors can see through the eyes of the OneConnect’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand OneConnect’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever OneConnect uses a non-IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. You are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. For more information on non-IFRS financial measures, please see the table captioned “Reconciliations of IFRS and non-IFRS results (Unaudited)” set forth at the end of this press release.

Contacts

Investor Relations:

Patricia Cheng

patricia.cheng@ocft.com

Media Relations:

Ying Zhou

zhouying150@ocft.com

ONECONNECT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
	RMB’000	RMB’000	RMB’000	RMB’000

Revenue	774,318	521,912	1,355,117	970,184
Cost of revenue	-477,043	-368,236	-855,999	-688,817
Gross profit	297,275	153,676	499,118	281,367

Research and development expenses	-288,913	-174,187	-528,515	-442,994
Selling and marketing expenses	-165,423	-165,913	-321,038	-279,466
General and administrative expenses	-193,799	-153,333	-386,758	-292,936
Net impairment losses on financial and contract assets	-37,425	-2,104	-58,147	-3,355
Other income, gains or loss-net	27,721	-12,247	-10,678	-77,089
Operating loss	-360,564	-354,108	-806,018	-814,473

Finance income	14,387	29,167	41,994	62,231
Finance costs	-39,356	-41,265	-84,414	-90,894
Finance costs — net	-24,969	-12,098	-42,420	-28,663
Share of losses of associate and joint venture	-1,587	-3,477	-5,226	-5,727
Loss before income tax	-387,120	-369,683	-853,664	-848,863

Income tax benefit	41,792	28,604	75,248	90,978

Loss for the period	-345,328	-341,079	-778,416	-757,885

Loss attributable to:
- Owners of the Company	-330,934	-339,649	-745,661	-754,883
- Non-controlling interests	-14,394	-1,430	-32,755	-3,002

Other comprehensive income, net of tax
Items that may be subsequently reclassified to profit or loss
- Foreign currency translation differences	-5,906	109,603	112,654	-1,970
- Changes in the fair value of debt instruments at fair value through other comprehensive income	-142	—	-40	—
Total comprehensive loss for the period	-351,376	-231,476	-665,802	-759,855

Total comprehensive loss attributable to:
- Owners of the Company	-336,982	-230,046	-633,047	-756,853
- Non-controlling interests	-14,394	-1,430	-32,755	-3,002

Loss per share attributable to owners of the Company
(expressed in RMB per share)
- Basic and diluted	-0.32	-0.36	-0.72	-0.81

ONECONNECT

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30	December 31
	2020	2019
	RMB’000	RMB’000
ASSETS
Non-current assets
Property and equipment	251,038	314,505
Intangible assets	905,711	976,948
Deferred tax assets	496,484	423,786
Investment accounted for using the equity method	176,114	118,829
Financial assets at fair value through other comprehensive income	5,000	393,448
Contract assets	45,662	40,998
Total non-current assets	1,880,009	2,268,514

Current assets
Trade receivables	987,434	710,123
Contract assets	246,971	211,276
Prepayments and other receivables	461,992	528,277
Financial assets at fair value through profit or loss	1,760,986	1,690,967
Derivative financial assets	37,029	—
Placements with financial institutions	512,006	—
Restricted cash	2,492,559	3,440,289
Cash and cash equivalents	535,122	1,077,875
Total current assets	7,034,099	7,658,807
Total assets	8,914,108	9,927,321

EQUITY AND LIABILITIES
Equity
Share capital	74	73
Shares held for share option scheme	-88,280	-88,280
Other reserves	8,842,225	8,461,637
Accumulated losses	-4,748,979	-4,003,318
Equity attributable to equity owners of the Company	4,005,040	4,370,112

Non-controlling interests	117,674	150,429

Total equity	4,122,714	4,520,541

LIABILITIES
Non-current liabilities
Trade and other payables	301,556	420,873
Contract liabilities	18,047	12,700
Deferred tax liabilities	26,689	33,291
Total non-current liabilities	346,292	466,864

Current liabilities
Trade and other payables	1,442,873	1,075,576
Payroll and welfare payables	446,617	538,132
Contract liabilities	110,974	104,960
Short-term borrowings	2,438,611	3,218,566
Customer deposits	6,027	—
Derivative financial liabilities	—	2,682
Total current liabilities	4,445,102	4,939,916
Total liabilities	4,791,394	5,406,780

Total equity and liabilities	8,914,108	9,927,321

ONECONNECT

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30
	2020	2019
	RMB’000	RMB’000
Net cash generated from / (used in) operating activities	-1,121,085	-1,027,222
Net cash generated from / (used in) investing activities	1,241,873	2,026,597
Net cash generated from / (used in) financing activities	-672,097	-522,837
Net increase / (decrease) in cash and cash equivalents	-551,309	476,538
Cash and cash equivalents at the beginning of the period	1,077,875	565,027
Effects of exchange rate changes on cash and cash equivalents	8,556	7,351
Cash and cash equivalents at the end of period	535,122	1,048,916

ONECONNECT

RECONCILIATION OF IFRS AND NON-IFRS RESULTS

(Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
	RMB’000	RMB’000	RMB’000	RMB’000
Gross profit	297,275	153,676	499,118	281,367
Gross margin	38.4%	29.4%	36.8%	29.0%
Non-IFRS adjustment
Amortization of intangible assets recognized in cost of revenue	69,103	92,804	132,708	185,563
Depreciation of property and equipment recognized in cost of revenue	959	464	1,726	765
Share-based compensation expenses recognized in cost of revenue	606	498	1,315	1,108
Non-IFRS gross profit	367,943	247,442	634,867	468,803
Non-IFRS gross margin	47.5%	47.4%	46.8%	48.3%

Source: OneConnect Financial Technology Co., Ltd.